Filed by Canadian National Railway Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern
Commission File No.: 001-04717
Date:  April 20, 2021

On April 20, 2021, Canadian National Railway Company (“CN”) issued the following press release:

NEWS RELEASE

CN MAKES SUPERIOR PROPOSAL TO COMBINE WITH KANSAS CITY SOUTHERN

Combination will create the premier railway for the 21st century connecting ports in the United States, Canada and Mexico to facilitate trade and economic prosperity across North America

Combination will result in a safer, faster, cleaner and stronger railway

CN’s proposal of $325 per KCS share represents 21% premium over implied value of CP transaction and values KCS at an enterprise value of $33.7 billion1

Expected EBITDA synergies approaching $1 billion annually with a significant proportion expected from converting truck traffic from busy interstates and highways for better fuel efficiency at a lower cost

Anticipated to be accretive to Adjusted Diluted EPS2 in the first full year following CN assuming control of KCS

MONTREAL, April 20, 2021 -- CN (TSX: CNR, NYSE: CNI) today announced that it has made a superior proposal to combine with Kansas City Southern (NYSE: KSU) (“KCS”) in a cash-and-stock transaction valued at $33.7 billion, or $325 per share1.

1 All figures in U.S. dollars, except where noted. All conversions between Canadian dollars and U.S. dollars are based on a 0.799 foreign exchange rate as of April 19, 2021. Where applicable, figures are based on CN and CP closing share prices on the NYSE of $118.13 and $365.37, respectively, as of April 19, 2021.

2 The combination is expected to be accretive to CN’s Adjusted Diluted EPS, excluding incremental transaction-related amortization, in the first full year following CN’s acquisition of control of KCS, and is expected to generate double-digit accretion upon the full realization of synergies thereafter.

Together, CN and KCS will create the premier railway for the 21st century, seamlessly connecting ports and rails in the United States, Mexico and Canada and providing superior service, enhanced competition and new market access to move goods across North America efficiently and safely. This rail and logistics network would reduce traffic congestion and prevent thousands of tons of greenhouse gas emissions from entering the atmosphere every day. This combination will also significantly expand the combined company’s total addressable market and provide growth opportunities across the rapidly growing USCMA network.

Under the terms of the superior proposal made today to KCS’ Board of Directors, following closing into a voting trust, KCS shareholders will receive $200 in cash and 1.059 shares of CN common stock for each KCS common share. Based on yesterday’s closing price of CN shares, CN’s proposal is valued at $325 per KCS share. This represents an implied premium of 45% when compared to KCS’ unaffected closing stock price on March 19, 2021 and an 21% improvement over the current value of KCS’ agreement with Canadian Pacific Railway Limited (TSX: CP, NYSE: CP) (“CP”). With greater than two-times more cash consideration, CN’s superior proposal delivers greater value and certainty to KCS shareholders, as well as participation in the significant upside of the combined company.

CN currently estimates that the combination would result in EBITDA synergies approaching $1 billion annually, with the vast majority of synergies coming from additional revenue opportunities. CN anticipates the transaction to be accretive to CN’s adjusted diluted earnings per share2 in the first full year following CN assuming control of KCS. These are conservative estimates based on publicly available information and would be refined during the due diligence process.

“CN is ideally positioned to combine with KCS to create a company with broader reach and greater scale, and to seamlessly connect more customers to rail hubs and ports in the U.S., Mexico and Canada. CN and KCS have highly complementary networks with limited overlap that will enable them to accelerate growth in single-owner, single-operator, end-to-end service across North America. With safer service and better fuel efficiency on key routes from Mexico through the heartland of America, the result will be a safer, faster, cleaner and stronger railway.”

-          JJ Ruest, president and chief executive officer of CN

“We firmly believe our proposal is far superior to KCS’ existing agreement with CP because it offers superior financial value over the immediate and long-term, a more complementary strategic fit, greater choice and efficiencies for customers and enhanced benefits for employees and local communities. We look forward to engaging constructively with KCS’ Board and all relevant stakeholders to deliver this superior transaction.”

-          Robert Pace, Chair of the Board of CN

Letter to KCS’ Board of Directors
The following is a copy of the letter that CN delivered to KCS’ Board of Directors this morning:

Canadian National JJ Ruest President and Chief Executive Officer 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9	Canadien National Jean-Jacques Ruest Président-directeur général 935, rue de La Gauchetière ouest Montréal (Québec) H3B 2M9

Board of Directors
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105

April 20, 2021

Dear Members of the Board of Directors:

On behalf of Canadian National Railway Company (“CN”), I am pleased to submit this proposal (this “Proposal”) for CN to combine with Kansas City Southern (“KCS”).

We have long admired KCS, your customer-focused vision and your commitment to safety, service and performance. We believe that a combination of CN and KCS represents an unparalleled opportunity to create a premier railway for the 21st century – connecting ports in the United States, Mexico and Canada to facilitate trade and economic prosperity across North America. Together, CN and KCS would offer greater choice and efficiencies for customers, more sustainable performance, more opportunities for employees, more robust investment in local communities and significant safety improvements.

While we have not been afforded the opportunity to conduct confidential due diligence on KCS, we have spent considerable time and resources analyzing a potential combination of our two companies. We are convinced that a transaction between CN and KCS on the terms outlined in this letter is clearly superior to the proposed transaction with Canadian Pacific Railway Limited (“CP”) and constitutes a “Company Superior Proposal” under KCS’ merger agreement with CP.

A Compelling Proposal that Delivers Superior Value for KCS Shareholders

Our Proposal offers KCS shareholders $3251 per common share based on current market prices, which implies a total enterprise value of $33.7 billion, including the assumption of approximately $3.8 billion of KCS debt. This represents:

●	A 27% premium to KCS’ closing share price as of April 19, 2021;

●	A 45% premium to KCS’ closing share price as of March 19, 2021 (the last trading day prior to KCS’ announcement of its proposed transaction with CP);

●	A 21% premium to the implied value of the proposed transaction with CP based on each of CN’s and CP’s closing share price on April 19, 2021; and

●	$56 in additional value per share to KCS shareholders above the proposed transaction with CP.

Under our Proposal, KCS shareholders will receive $200 in cash and 1.059 shares of CN common stock for each KCS common share, with KCS shareholders expected to own 12% of the combined company. KCS’ preferred shareholders will continue to receive $37.50 in cash for each preferred share.

Our Proposal clearly provides superior value to the proposed transaction with CP, including greater value certainty for your shareholders given the significantly greater upfront cash consideration. Importantly, the stock component of our Proposal provides KCS shareholders with an opportunity to participate in the upside of a stronger, more diversified combined company, with greater scale and a more robust credit profile than the company that would result from a combination of KCS and CP.

We have extensive experience in successfully integrating acquired businesses and a strong track record of realizing synergies. We are confident that, together with your experienced and talented team, we will be able to continue that success in a combination of CN and KCS to the benefit of both sets of shareholders. Based on our preliminary analysis of publicly available information, we currently expect the combination to result in EBITDA synergies approaching $1 billion annually, with the vast majority of synergies coming from additional revenue opportunities. We anticipate the transaction will be accretive to CN’s adjusted diluted earnings per share2 in the first full year following CN assuming control of KCS.

1 All figures in U.S. dollars, except where noted. All conversions between Canadian dollars and U.S. dollars are based on a 0.799 foreign exchange rate as of April 19, 2021. Where applicable, figures are based on CN and CP closing share prices on the NYSE of $118.13 and $365.37, respectively, as of April 19, 2021.

2 The combination is expected to be accretive to CN’s Adjusted Diluted EPS, excluding incremental transaction-related amortization, in the first full year following CN’s acquisition of control of KCS, and is expected to generate double-digit accretion upon the full realization of synergies thereafter.

The cash portion of the consideration will be funded through a combination of cash-on-hand and approximately $19.3 billion of new debt. Upon closing of the transaction and including the assumption of approximately $3.8 billion of KCS debt, we expect to have outstanding debt of approximately $33.6 billion, representing a leverage ratio of 4.6x pro forma 2021E EBITDA3, and we expect to maintain an investment grade credit rating. Based on the proposed exchange ratio and CN’s current quarterly dividend of C$0.615 per share, KCS shareholders are expected to receive the equivalent of $2.08 in annual dividends per KCS share, an amount that is approximately 40% higher than the pro forma dividend per share under the CP proposal.

Ideally Positions Combined CN and KCS Networks for Superior Growth

The combination of CN and KCS will create significant new revenue opportunities by connecting North America’s industrial corridor that will further accelerate CN’s industry-leading growth profile. We expect the combination to expand the total addressable markets by approximately $8 billion across the Canadian transborder, the U.S. domestic, and the rapidly-growing Mexico-U.S. markets. The combined network and the deployment of CN’s innovative, advanced technologies will produce unparalleled stakeholder benefits. We intend to add more fluid, rapid and cost efficient options across network points like Laredo, Michigan, Southern Ontario and Detroit, for both new and existing customers. The expanded market opportunity and improved network efficiency is expected to generate strong and high quality new revenues for the combined company primarily by converting trucking shipping volumes onto rail.

CN and KCS have highly complementary networks with minimal overlap. Customers of both companies will benefit from faster, more direct and more efficient service for North-South trade. CN and KCS will have a robust network of end-to-end single-line services from Mexico to Canada, with an enhanced ability to connect ports in the Atlantic, Pacific and the Gulf of Mexico. The combined company will be the premier service-competitive railway to Michigan and Eastern Canada, resulting in better efficiency both in terms of fuel and customer service.

3 Represents adjusted debt-to-adjusted EBITDA multiple, assuming closing into trust at end of 2021.

CN has a strong pipeline of growth opportunities to add business to its existing network and expand its reach while advancing its innovation and digital capabilities. This will increase the need for jobs and drive business initiatives and opportunities for career development. We believe a combination of CN and KCS will also drive growth opportunities for communities across Canada, Mexico and the United States, generating jobs and greater economic stability for these communities.

An Unmatched Opportunity to Create a Safer, Cleaner and More Fuel Efficient Railway

CN and KCS share cultures that are committed to safety, service and environmental stewardship, and a combination of our two companies will accelerate innovation and efficiencies in these areas.

CN has been recognized as the environmental leader among North American rail carriers. CN is the only railway company on the Dow Jones Sustainability World Index, an honor we have maintained for nine consecutive years. CN is one of only three Canadian companies listed on CDP’s prestigious Climate A List and has been ranked among Corporate Knights’ 2020 Global 100 Most Sustainable Corporations in the World.

CN was also the first railroad to set a science-based climate target. We have committed to reducing GHG emission intensity by 29% by 2030, as compared to 2015 levels, through our Fuel Management Excellence program, innovative technologies, increased use of renewable fuels and enhanced train handling and operating practices. We will aim to expand these initiatives across the KCS system, coupling our learnings with yours to further reduce our collective carbon footprint.

Our Proposal will also yield demonstrable benefits for the environment across the states and regions traversed by KCS’ tracks by converting significant volumes of truck traffic onto rails, which deliver better fuel efficiency at lower cost. Expected truck diversion will also reduce traffic congestion in these regions and prevent thousands of tons of emissions from entering the atmosphere every day.

CN and KCS will form an organization that has an unwavering commitment to safety. CN currently has stringent safety measures in place to ensure the success and well-being of its employees and communities. These measures are supported by leading technology, including the densest track detector network in the United States. We have devoted significant resources towards developing and deploying advanced technologies and digitalization to drive safety improvements, and expect to be able to use these advances for the benefit of KCS’ employees, customers and the communities it serves.

Our Commitment to KCS

We value and admire KCS’ deep and long-lasting connection to the Kansas City community and the American Midwest. We will seek to build upon and strengthen those ties. In furtherance of that goal, we intend to continue operating the KCS business in the United States and Mexico under the Kansas City Southern name and establish Kansas City as the headquarters of our combined company’s U.S. operations.

We will also welcome four KCS directors to the CN Board of Directors at the appropriate time, providing the legacy KCS directors with a meaningful role on the Board of the combined company.

Committed Financing and a Clear Path to Signing, Approval and Closing

We recognize that certainty of closing a transaction will be of the utmost importance to
KCS’ Board of Directors as it evaluates our Proposal, and we are confident our Proposal provides that certainty on all fronts.

Our Board of Directors has unanimously approved our Proposal. We and our legal advisors have reviewed the merger agreement with CP and stand ready to reach agreement with you on substantially similar terms, and can share a draft merger agreement with you immediately upon the commencement of discussions.

Our Proposal is not subject to any financing contingencies. We have engaged J.P. Morgan and RBC Capital Markets as financial advisors, and we have finalized $19.3 billion of financing commitments from them that they are prepared to execute upon entry into a definitive merger agreement. Our legal advisors are prepared to share these commitment papers concurrently with sharing a draft merger agreement.

Consummation of our Proposal would require the same regulatory approvals as those required under the agreement with CP and we are confident in our ability to successfully obtain them on a timeline consistent with the proposed CP transaction.

We will commit to obtaining such regulatory approvals on the same terms as in the merger agreement with CP, including through the use of the same voting trust arrangement. Importantly, while we are confident that our shareholders and stakeholders will be highly supportive of this transaction, completion of our Proposal will not require the approval of CN’s shareholders, eliminating a closing condition present in the proposed CP transaction and thereby providing greater certainty of closing.

We are confident that the benefits of a combination of CN and KCS are unmatched by any other potential transaction that KCS may consider, including the proposed transaction with CP. As a result, despite the significant increase in value that this Proposal represents, we will not seek to increase the size of the termination fee included in any definitive documentation. We strongly believe that any additional value obtained by KCS in this process should accrue to your shareholders. We assume your Board of Directors would agree with that principle.

Moving Forward to Deliver the Benefits of this Transaction to Stakeholders

We are willing to move expeditiously to finalize our Proposal. We have dedicated a full team to the evaluation of KCS and have conducted a thorough review of KCS’ business and operations based on publicly available information. We expect that the finalization of definitive documentation and confirmatory due diligence, which we would anticipate completing simply through access to the same information and materials provided to CP, will take less than two weeks. We are prepared to enter into a confidentiality agreement under terms consistent with those between KCS and CP, including any reciprocal confidentiality arrangements to facilitate any reverse diligence you may require on CN.

We are confident that the value and certainty provided by our Proposal makes it a clearly superior transaction to the proposed combination with CP, and we believe strongly that it is in the best interests of your shareholders for you to engage with us to reach a definitive agreement promptly.

We look forward to working together with you to achieve the optimal outcome for our respective shareholders, customers and employees, and are ready and available to discuss at your earliest convenience.

Sincerely,

/s/ Jean-Jacques Ruest
President and Chief Executive Officer

Conference Call and Additional Information
CN will host a conference call today to discuss the proposed transaction at 8:00am Eastern Time. Parties wishing to participate via telephone may dial 1-833-511-2163 (Canada/U.S.), or 1-639-380-0076 (International), using 8496979 as the passcode. Participants are advised to dial in 10 minutes prior to the call.

CN will webcast the presentation live and furnish slides supporting the remarks via the Investors section of its website at www.CN.ca/en/investors. A webcast replay will be available after the call ends.

Additional materials regarding today’s announcement can be found at https://www.connectedcontinent.com.

Advisors
J.P. Morgan and RBC Capital Markets are acting as CN’s financial advisors. Cravath, Swaine & Moore LLP, Sidley Austin LLP, Norton Rose Fulbright LLP, Torys LLP, Agon and Stikeman Elliot LLP are providing legal counsel to CN.

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Forward Looking Statements
Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns.  By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty.  Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.  Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; uncertainties as to whether KCS will cooperate with CN regarding the proposed transaction; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP. This news release also includes certain forward looking non-GAAP measures or discussions of such measures (EPS, Adjusted Diluted EPS, EBITDA and a leverage ratio being adjusted debt to adjusted EBITDA).  It is not practicable to reconcile, without unreasonable efforts, these forward looking measures to the most comparable GAAP measures (diluted EPS, net income and long term debt to net income ratio, respectively), due to unknown variables and uncertainty related to future results. Please see note on Forward Looking Statements above for further discussion.

No Offer or Solicitation
This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
This news release relates to a proposal which CN has made for an acquisition of KCS.  In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada.  This news release is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS.  Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable.  Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com.  Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants
This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada.  Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com.  Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available.  These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.

Contacts

Media

Canada
Mathieu Gaudreault
CN Media Relations & Public Affairs
(514) 249-4735
Mathieu.Gaudreault@cn.ca

Longview Communications & Public Affairs
Martin Cej
(403) 512-5730
mcej@longviewcomms.ca

United States
Brunswick Group
Jonathan Doorley / Rebecca Kral
(917) 459-0419 / (917) 818-9002
jdoorley@brunswickgroup.com
rkral@brunswickgroup.com

Investment Community Paul Butcher Vice-President Investor Relations (514) 399-0052 investor.relations@cn.ca